SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

VANNESSA VENTURES LTD.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

921941 10 0

(CUSIP Number)

D.W. Walker

635 - 8th Avenue SW

Calgary, Alberta, Canada T2P 3M3

Tel.:  (403) 231-7773

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 12, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    NOT APPLICABLE

CUSIP No. 921941 10 0	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Exploram Enterprises Ltd. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 57,242,792
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 57,242,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,242,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 921941 10 0	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Coril Holdings Ltd. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 57,242,792
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 57,242,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,242,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 921941 10 0	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	R.N. Mannix Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 57,242,792
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 57,242,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,242,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 921941 10 0	Page 5

SCHEDULE 13D

(Amendment No. 3)

The Statement on Schedule 13D, dated April 20, 2006, initially filed by Exploram Enterprises Ltd. (“Exploram”), Coril Holdings Ltd. (“Coril”) and R.N. Mannix, as amended by Amendment No. 1, dated April 26, 2006, and Amendment No. 2, dated June 21, 2006 (as so amended, the “Schedule 13D”), is hereby amended by this Amendment No. 3, dated July 24, 2006 (the “Amendment”), to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Shares of Vannessa Ventures Ltd. (the “Issuer”).  Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

NOTE: Beneficial ownership calculations below are based on 92,364,353 Common Shares of the Issuer outstanding as of July 12, 2006.

Item 2.

Identity and Background

Item 2 is hereby amended and restated to read in its entirety as follows:

(a) – (c), (f)  This Schedule 13D is being filed by Exploram Enterprises Ltd.  (“Exploram”), a corporation formed under the laws of Alberta, Coril Holdings Ltd. (“Coril”) a corporation formed under the laws of Alberta, and R.N. Mannix (“Mannix”) a Canadian citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is Suite 1700, 635 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3M3.  Mannix is the sole owner of the voting common shares of Coril.  Coril is the sole owner of the voting common shares of Exploram.

Coril Holdings Ltd. is a privately owned investment holding corporation carrying on the following businesses through subsidiary corporations: global securities management, railroad maintenance of way and manufacturing, real estate development and property management, trustee services and custodianship and mining exploration and development.

Exploram is a wholly owned corporation of Coril and majority shareholder of the Issuer.

Coril acquired its initial ownership interest in the Issuer in a private placement on February 9, 1999 as identified on Exhibit B.  The Issuer registered its Shares under the Exchange Act on or about March 2000.  On May 25, 2004, Coril transferred its ownership in 36,657,776 Shares and 14,275,000 warrants to its wholly owned subsidiary Exploram in consideration of common shares.  All further acquisitions and dispositions of common shares and warrants are also detailed in Exhibit B.

As at the date of filing the Directors and Executive officers of Coril and Exploram (collectively, the “Directors and Executive Officers”) are as follows:

CUSIP No. 921941 10 0	Page 6

Name of Individual	Coril	Exploram	Vannessa	Vannessa Ventures Shareholder
Directors
R.N. Mannix	X	X
N.E. Mannix	X			X
G.D. Chapel		X	X	X
J.K. Amundrud	X	X	X
R.B. Michaleski	X
P.V. Wilson	X
Officers
R.N. Mannix, Chairman	X	X
J.K. Amundrud, President & CEO	X	X
R.M. Melrose, Vice President, General Counsel & Secretary	X	X
D.W. Walker, Vice President & Chief Financial Officer	X	X
K.F. Wilson, Senior Vice President	X

Mr. R.N. Mannix, J.K. Amundrud, R.M. Melrose, K.F. Wilson and D.W. Walker are employees of Coril Holdings Ltd.  Exploram receives services from Coril Holdings Ltd. to conduct its activities.  Mr. P.V. Wilson is President of Loram Maintenance of Way, Inc., an indirectly wholly owned subsidiary corporation of Coril.  Ms. N.E. Mannix is the spouse of Mr. R.N. Mannix.  Mr. Mannix disclaims beneficial ownership of Shares owned by Ms. Mannix.

(d)  Not applicable to any of the Reporting Persons or to any of the Directors and Executive Officers.

(e)  Not applicable to any of the Reporting Persons or to any of the Directors and Executive Officers.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read in its entirety as follows:

As of the date hereof, Exploram, Coril and Mannix may be deemed to beneficially own 57,242,792 Shares including 7,874,016 Shares that would be issuable upon conversion of the entire principal amount of the Secured Convertible Debenture in the principal amount of Cdn. $5,000,000, as discussed in Items 4 and 6 hereof.

The funds for the purchase of the Shares by the Reporting Persons came from the funds managed by the Reporting Persons.

The total cost for the Shares and Secured Convertible Debenture held by the Reporting Persons is Cdn. $19,940,982 and Cdn. $5,000,000 respectively.

Exploram has borrowed monies from Coril from time to time as described more fully below.  No borrowed funds were used by Coril to purchase the Shares or advance monies to Exploram, other than any borrowed funds used for working capital purposes in the ordinary course of business.

CUSIP No. 921941 10 0	Page 7

As of the date hereof, G.D. Chapel may be deemed to beneficially own 310,000 Shares (including 300,000 immediately exercisable share purchase options).  The total cost for such Shares is Cdn. $9,800.  The options were granted to Mr. Chapel in connection with serving as a Director of the Issuer.

As of the date here of, J.K. Amundrud may be deemed to beneficially own 300,000 Shares (all of which comprise immediately exerciseable share purchase options).  The options were granted to Mr. Amundrud in connection with serving as a Director of the Issuer.

As of the date hereof, N.E. Mannix may be deemed to beneficially own 25,000 Shares.  The total cost for such Shares is Cdn. $25,000.  Ms. N.E. Mannix is the spouse of Mr. R. N. Mannix.  Mr. Mannix disclaims beneficial ownership of Shares owned by Ms. Mannix.

The funds for the purchase of the Shares by the above Directors and Executive Officers came from the personal funds of such persons.  None of these persons borrowed funds for such purpose.

Item 5.

Interest in Securities of the Issuer

Item 5(a) and (c) are hereby amended and restated to read in their entirety as follows:

(a)  Exploram, Coril and Mannix may each be deemed the beneficial owner of 57,242,792 Shares, constituting 57.1% of the outstanding common Shares of the Issuer, based upon the 92,364,353 Shares outstanding as of July 12, 2006.  This total includes 7,874,016 Shares that would be issuable upon conversion of the entire principal amount  of the Secured Convertible Debenture but does not include Shares issuable with respect to any warrants that may be issued on or after February 1, 2007 in connection with the Secured Convertible Debenture.

Exploram, Coril and Mannix have the shared power to vote or direct the vote of and dispose or direct the disposition of the Shares beneficially owned by them.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

G.D. Chapel directly beneficially owns 310,000 Shares (including 300,000 immediately exercisable share purchase options), representing less than 1% of the Issuer’s outstanding Shares.

J.K. Amundrud directly beneficially owns 300,000 Shares (all of which comprise immediately exercisable share purchase options), representing less than 1% of the Issuer’s outstanding Shares.

N.E. Mannix may be deemed to beneficially own 25,000 Shares, representing less than 1% of the Issuer’s outstanding Shares.  Ms. N.E. Mannix is the spouse of Mr. R.N. Mannix.  Mr. Mannix disclaims beneficial ownership of Shares owned by Ms. Mannix.

Each of the above-named persons has direct power to vote or direct the vote of and dispose or direct the disposition of the Shares held by such person.

CUSIP No. 921941 10 0	Page 8

(c)  Since the filing of Amendment No. 2 to the Schedule 13D, the following transactions have occurred with respect to Shares:

On July 12, 2006, Exploram exercised 4,805,500 warrants with an expiry date of December 24, 2006 (exercise price Cdn. $0.40 per share) for an aggregate exercise price of Cdn. $1,922,200.  Coril invested additional capital in Exploram common shares to fund the exercise of warrants.

(d)  Exploram has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by it.

Each of Messrs. G.D. Chapel, J.K. Amundrud and Ms. N.E. Mannix has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by such person.

(e)  Not applicable to any of the Reporting Persons or to Messrs. G.D. Chapel, J.K. Amundrud or Ms. N.E. Mannix.

CUSIP No. 921941 10 0	Page 9

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 24, 2006	Exploram Enterprises Ltd.

By:	/s/ D. W. Walker
D. W. Walker
Vice President and Chief Financial Officer

By:	/s/ R. M. Melrose
R. M. Melrose
Vice President, General Counsel and Secretary

Date: July 24, 2006	Coril Holdings Ltd.

By:	/s/ D. W. Walker
D. W. Walker
Vice President and Chief Financial Officer

By:	/s/ R. M. Melrose
R. M. Melrose
Vice President, General Counsel and Secretary

Date: July 24, 2006	R. N. Mannix, individually

/s/ R. N. Mannix